Slabswork LLC

Unaudited Financial Statements

For the Year Ended December 31, 2024

Balance Sheet (Unaudited)

Assets

Current Assets:

Checking Account	$238,135.84
Paypal Account	$15,155.39
Accounts Receivable	$60,780.73
Total Current Assets	$314,071.96

Property and Equipment:

Property & Equipment (Net)	$0.00

Other Assets:

Trademark	$4,836.50
Total Assets	$318,908.46

Liabilities and Members' Equity

Current Liabilities:

Accounts Payable	$17,198.30
Credit Card Payable - Chase	$3,897.87
Sales Tax Payable	$2,128.63
Franchise Tax Payable	$-1,023.28
Total Current Liabilities	$22,201.52

Members' Equity:

Member Contributions	$296,706.01
Member Distributions	$-8,000.00
Retained Earnings	$16,353.33
Net Income (Loss)	$-8,352.40
Total Members' Equity	$296,706.94
Total Liabilities and Members' Equity	$318,908.46

Income Statement (Unaudited)

Revenues	$1,103,599.80
Operating Expenses	$243,703.59
Net Income (Loss)	$-8,352.40

Statement of Cash Flows (Unaudited)

Cash Flows from Operating Activities

Net Income	$-8,352.40
Changes in Accounts Receivable	$-60,780.73
Changes in Accounts Payable	$17,198.30
Changes in Credit Card Payable	$3,897.87
Changes in Sales Tax Payable	$2,128.63
Changes in Franchise Tax Payable	$-1,023.28
Net Cash Provided by Operating Activities	$-46,931.61

Cash Flows from Financing Activities

Member Contributions	$296,706.01
Member Distributions	$-8,000.00
Net Cash Provided by Financing Activities	$288,706.01

Net Increase (Decrease) in Cash	$241,774.40
Cash at Beginning of Year	$11,516.83
Cash at End of Year	$253,291.23

Notes to Unaudited Financial Statements

1. Nature of Business

Slabswork LLC ('the Company') is a California limited liability company engaged in designing and selling premium products and consumer goods in the collectibles and trading card industry.

2. Basis of Presentation

These unaudited financial statements are prepared in accordance with U.S. GAAP on an accrual basis of accounting.

3. Revenue Recognition

Revenue is recognized upon shipment of goods to customers, with no deferred revenue or preorders.

4. Member Equity

The Company is structured as a multi-member LLC. Profits and losses are allocated among the members according to the terms of the Company's operating agreement.

5. Intellectual Property Ownership

The Company owns and controls intellectual property assets related to its product offerings, including trademarks, copyrights, designs, and trade secrets essential to its operations.

6. Prior SAFE Financing

The Company previously completed a fundraising round through the issuance of SAFEs (Simple Agreements for Future Equity) on the Wefunder platform.

7. Going Concern

Management assumes the Company will continue to operate for the foreseeable future with no known material uncertainties affecting its ability to continue.

Certification Statement

I, Albert Young, Managing Member of Slabswork LLC, hereby certify that:

- The attached unaudited financial statements for the year ended December 31, 2024, have been prepared to the best of my knowledge and belief, based on information available as of the date of this certification.

- The financial information presented fairly reflects, in all material respects, the financial condition and results of operations of Slabswork LLC, subject to the inherent limitations of unaudited statements and the absence of an external audit.

- These financial statements are provided solely for informational purposes and for use in connection with the Company's fundraising efforts through Wefunder.

Signed:

DocuSigned by:

Albert Young

FAA1DC592D1E47B

Albert Young

Managing Member

Dated: April 28, 2025